Stoecklein Law Group, a Professional Corporation

Practice Limited to Federal Securities

Emerald Plaza	Telephone: (619) 704-1310
402 West Broadway	Facsimile:(619) 704-1325
Suite 690	email: djs@slgseclaw.com
San Diego, California 92101	web: www.slgseclaw.com

August 6, 2010

Mr. H. Christopher Owings
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

RE: Subprime Advantage Inc.

Your Letter of August 5, 2010

Form Registration Statement on Form S-1

File No. 333-164850

Dear Mr. Owings

This correspondence is in response to your letter dated August 5, 2010 in reference to our filing of the Registration Statement on Form S-1A filed on July 26, 2010 on behalf of Subprime Advantage Inc., your file number 333-164850.

Registration Statement Cover Page

1.	Please revise to include the registration statement file number. Please see Rule 470 of Regulation C of the Securities Act.

Response:  We have included the following on the registration statement cover page;

“Commission File Number 333-164850”

The costs to maintain the acquired property…page  9

2.
Mitigating language is generally not appropriate for risk factor discussion. We note the last part of this risk factor states “[h]owever due to a loan made to the company by Molly Country, the ash used to cover the costs associated with the property will not be taken from the proceeds of this offering. Therefore, should we experience a foreclosure and lose the property; it may not impede our progress in other business areas.” Please delete these statements.

Response:  We have deleted the statements “However due to a loan made to the company by Molly Country, the cash used to cover the costs associated with the property will not be taken from the proceeds of this offering. Therefore, should we experience a foreclosure and lose the property; it may not impede our progress in other business areas.”

We have received two loans from Molly Country… page 9

3.
We note your disclosure that you have signed two promissory notes both payable to Molly Country. Please file both of the promissory notes as material contracts or tell us why you believe this is unnecessary. Please see Item 601 (b)(10) of Regulation S-K.

Response: We have filed the two promissory notes from Molly Country.

Impact of Insufficient Capital On our Business Strategy, page 37

4.
We note your response to comment three in our letter dated July 9, 2010 and the related revisions in your filing on pages 38-39 stating that you will be able to maintain the vacant property for a minimum of 6 months using  your “existing cash reserves of  $489 in addition to a loan of $8,000 by [y]our CEO.” We further note your statement on page 39 that “[t]he existing cash reserves would be sufficient to maintain a vacant property for 3 months as it would be used to pay the $282 a month mortgage, as well as the property tax, association fees and home-owner’s insurance which would add an additional $269.99.” Please clarify, that the combination of both your existing cash reserves and loan from your CEO will be used to cover the expenses associated with this property for six months. Please also clarify, if true and as you state on pages 10 and 42, that only $5,000 of this $8,000 loan will be used to cover expenses associated with this property.

Response:  We have made the following revisions;

Page 10: “The $3,000 has been designated to cover the payment of accounting and auditing fees.  The $5,000 has been designated to cover expenses associated with the property in Las Vegas.  Neither note has any effect on the use of proceeds from this offering.”

Page 42: “Should we be unable to secure a lease with a tenant, we will be able to maintain the vacant property using our existing cash reserves of $489 in addition to a loan of $5,000 by our CEO, for a minimum of six months, after which we would need to secure additional financing to cover expenses for the subsequent six months. The existing cash reserves in conjunction with the $5,000 loan executed by our CEO, would be sufficient to maintain a vacant property for six months as it would be used to pay the $282 a month mortgage, as well as the property tax, association fees and home-owner’s insurance which would add an additional $263.99.”

Liquidity and Capital Resources, page 41

5.
We note your statement on page 23 that property taxes associated with you Las Vegas property are $53.99 per month. We further note your statement on page 42 that property taxes associated with this property are $132.50 per month. Please clarify or revise.

Response:  We have revised the reference to property taxes on page 42 to reflect the cost of $53.99.

Sincerely,

/s/Donald J. Stoecklein
Donald J. Stoecklein

cc: Subprime Advantage, Inc.